Exhibit 99.2

FF301 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 March 2025 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Noah Holdings Private Wealth and Asset Management Limited Date Submitted: 03 April 2025 I. Movements in Authorised / Registered Share Capital Total authorised/registered share capital at the end of the month: USD 50,000 Page 1 of 10 v 1.1.1 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 06686 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,000,000,000 USD 0.00005 USD 50,000 Increase / decrease (-) USD Balance at close of the month 1,000,000,000 USD 0.00005 USD 50,000

FF301 II. Movements in Issued Shares and/or Treasury Shares Page 2 of 10 v 1.1.1 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 06686 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 332,089,849 3,063,510 335,153,359 Increase / decrease (-) 2,173,525 35,610 Balance at close of the month 334,263,374 3,099,120 337,362,494

FF301 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) Increase in issued shares (excluding treasury shares): Ordinary shares (AA1) Decrease in treasury shares: Ordinary shares (AA2) Total funds raised during the month from exercise of options: Remarks: Page 3 of 10 v 1.1.1 The scheme mandate limit under the 2022 Share Incentive Plan is 3,000,000 ordinary shares (30,000,000 ordinary shares after share subdivision), which shall be applicable to options (as set out above) and share appreciation rights and Other Awards (as set out in Section III(D) of this monthly return) of the Company. The information under "The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month" represents the maximum number of the shares may be issued upon exercise of all share options to be granted under the 2022 Share Incentive Plan at close of the month. 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 06686 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2022 Share Incentive Plan - share options 0 0 0 14,893,125 General Meeting approval date (if applicable) 16 December 2022

FF301 (B). Warrants to Issue Shares of the Issuer Not applicable Page 4 of 10 v 1.1.1

FF301 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable Page 5 of 10 v 1.1.1

FF301 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) Increase in issued shares (excluding treasury shares): 2,209,135 Ordinary shares (DD1) Decrease in treasury shares: 0 Ordinary shares (DD2) Remarks: Page 6 of 10 v 1.1.1 (1) Under the 2022 Share Incentive Plan, the option, share appreciation rights, restricted share unit award, restricted share award, dividend equivalent award, and share payment award are collectively referred to as the “Awards”. The Awards other than the option and the share appreciation rights are collectively referred to as the “Other Awards”, the details of which may refer to the circular of the Company dated November 14, 2022. (2) The scheme mandate limit under the 2022 Share Incentive Plan is 3,000,000 ordinary shares (30,000,000 ordinary shares after share subdivision), which shall be applicable to options (as set out in Section III(A) of this monthly return), share appreciation rights and Other Awards of the Company. (3) RSU Plan refers to the restricted shares units that the Company has issued to certain clients who accepted settlement plans relating to Camsing Incident, the details of which may refer to the Prospectus of the Company dated June 30, 2022. (4) As disclosed in the Announcement dated April 1, 2025, the Company granted 30,000 RSUs to Ms. Jingbo Wang and 30,000 RSUs to Mr. Zhe Yin, respectively, on March 31, 2025 (U.S. Eastern Time). Under such grants, 150,000 new ordinary shares were issued on March 31, 2025 (U.S. Eastern Time) pursuant to vesting of the first batch of RSUs granted under the 2022 Share Incentive Plan. (5) As disclosed in the Company's announcement in relation to the grant of restricted share units (the "RSUs") dated April 2, 2024, the Company granted RSUs involving an aggregate of 9,292,410 Shares to certain grantees on March 29, 2024 (U.S. Eastern Time). In connection with such grants, 2,059,135 new shares of the Company were issued in March 2025 pursuant to the vesting schedule of such grants. 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 06686 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2022 Share Incentive Plan - other than share options 16 December 2022 2,209,135 0 7,702,720 2). RSU Plan 0 0 19,109,566

FF301 (E). Other Movements in Issued Shares and/or Treasury Shares Increase/ decrease (-) in issued shares (excluding treasury shares): -35,610 Ordinary shares (EE1) Increase/ decrease (-) in treasury shares: 35,610 Ordinary shares (EE2) Page 7 of 10 v 1.1.1 Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): 2,173,525 Ordinary shares Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 35,610 Ordinary shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 06686 Description Events At price (if applicable) Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) Currency Amount 1). Repurchase of shares (shares held as treasury shares) 12 June 2024 -35,610 35,610

FF301 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable Page 8 of 10 v 1.1.1

FF301 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) Submitted by: Jingbo Wang Title: Director (Director, Secretary or other Duly Authorised Officer) Page 9 of 10 v 1.1.1 (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

FF301 Notes 1. 2. The Exchange refers to The Stock Exchange of Hong Kong Limited. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 3. 4. 5. “Identical” means in this context: ． ． the securities are of the same nominal value with the same amount called up or paid up; they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. Page 10 of 10 v 1.1.1